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                                              /        OMB APPROVAL         /
                                              / OMB               3235-0145 /
                                              / Expires          31 Aug 1982/
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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*


                            BROWN-FORMAN CORPORATION
                      ------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                      ------------------------------------
                         (Title of Class of Securities)

                                  115637-10-0
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                               Page 1 of 4 Pages

SEC 1745 (1-82)

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-----------------------                                  ---------------------
  CUSIP NO. 115637-10-0             13-G                   PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        OWSLEY BROWN II
        # ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
          N/A                                                   (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        United States of America

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                          SOLE VOTING POWER
                     5
     NUMBER OF
                                                               159,497
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                                                5,677,058
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                                               159,497
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                                             5,677,058
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                                                             5,836,555
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

                                                                  20.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

                                                                    IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

Item 1(a)      Name of Issuer:

               Brown-Forman Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               850 Dixie Highway
               Louisville, Kentucky 40210

Item 2(a)      Name of Person Filing:

               Owsley Brown II

Item 2(b)      Address of Principal Business Office, or, if none, Residence:

               850 Dixie Highway
               Louisville, Kentucky 40210

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Class A Common Stock

Item 2(e)      CUSIP Number:

               115637-10-0

Item 3         Not applicable

Item 4         Ownership.

     The amount of shares beneficially owned by the undersigned as of December 31, 1996, is as follows:

     (a)  Amount Beneficially Owned:                           5,836,555

     (b)  Percent of Class:                                         20.1%

     (c)  Number of shares as to which such person has:
          (i)    sole power to vote or to direct the vote        159,497
          (ii)   shared power to vote or to direct the
                   vote                                        5,677,058
          (iii)  sole power to dispose or to direct the
                   disposition of                                159,497
          (iv)   shared power to dispose or to direct the
                   disposition of                              5,677,058

                               Page 3 of 4 pages

                                 SCHEDULE G


Item 5         Ownership of Five Percent or Less of a Class

          Not applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

          Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared voting power. The following person is sole income beneficiary of certain of these trusts which hold, in the aggregate, more than 5% of the outstanding shares of such Class A Common Stock: Sara S. Brown.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable

Item 8         Identification and Classification of Members of the Group.

          Not applicable

Item 9         Notice of Dissolution of Group.

          Not applicable

Item 10        Certification.

          Not applicable

                           ------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1997
--------------------------------
Date


/s/ Garrison R. Cox
--------------------------------
Signature


Owsley Brown II
--------------------------------
Name, Title by Garrison R. Cox,
               Attorney-in-Fact

                               Page 4 of 4 pages

                                  OWSLEY BROWN II
                           LIMITED POWER OF ATTORNEY
     FILINGS UNDER SECTION 13 OR 16 OF THE SECURITIES EXCHANGE ACT OF 1934

     I, Owsley Brown II, hereby constitute and appoint each of Michael B. Crutcher, Garrison R. Cox, and John W. Hagen, my true and lawful attorney-in-fact, with full power of substitution and re-substitution, to:

(a) execute for me and on my behalf, in my capacity as an officer and/or director of Brown-Forman Corporation (the "Company"), the following schedules and forms (as well as any exhibits or amendments to them) required to be filed under the Securities Exchange Act of 1934 and its related rules (the "Act"):

     (1)  Schedules 13D or 13G pursuant to 13 of the Act; and

     (2)  Forms 4 and 5 pursuant to Section 16 of the Act;

(b) do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete and execute any such schedule or form and timely file it with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(c) take any other action of any type whatsoever in connection with the above which, in the opinion of such attorney-in-fact, may be of benefit to me, in my best interest, or legally required by me, it being understood that the documents executed by such attorneys-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as they may approve in their discretion.

I hereby grant to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever required, necessary, or proper to be done in the exercise of any of the rights and powers granted above, as fully as I might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute(s), shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers it grants. I acknowledge that the above attorneys-in-fact, in serving in such capacity, are not assuming, nor is the Company assuming, any of my responsibilities to comply with any portion of the Act.

This Power of Attorney shall remain in full force and effect until I am no longer required to file Schedules 13D or 13G or Forms 4 and 5 with respect to my holdings of and transactions in securities issued by the Company, unless I earlier revoke it in a signed writing delivered to these attorneys-in-fact.

IN WITNESS WHEREOF, I have executed this Power of Attorney this 18th day of March, 1996.

                                              /s/ Owsley Brown II
                                              --------------------------
                                              Owsley Brown II